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                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

COMMUNICATION INTELLIGENCE CORP.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

20338000
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 3, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the
statement   X.  (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the Following Pages)
Page 1 of 11 Pages
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Elliott Associates, L.P., a Delaware Limited
              Partnership

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3         SEC USE ONLY

4         SOURCE OF FUNDS*
              00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7         SOLE VOTING POWER
              2,539,271

8         SHARED VOTING POWER
              0

9         SOLE DISPOSITIVE POWER
              2,539,271

10        SHARED DISPOSITIVE POWER
              0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
              2,539,271

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.17%

14        TYPE OF REPORTING PERSON*
              PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Westgate International, L.P., a Cayman Islands
              Limited Partnership

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3         SEC USE ONLY

4         SOURCE OF FUNDS*
              00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION
              Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7         SOLE VOTING POWER
              0

8         SHARED VOTING POWER
              1,692,847

9         SOLE DISPOSITIVE POWER
              0

10        SHARED DISPOSITIVE POWER
              1,692,847

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
              1,692,847

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.45%

14        TYPE OF REPORTING PERSON*
              PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Martley International, Inc., a Delaware
              corporation

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3         SEC USE ONLY

4         SOURCE OF FUNDS*
              00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7         SOLE VOTING POWER
              0

8         SHARED VOTING POWER
              1,692,847

9         SOLE DISPOSITIVE POWER
              0

10        SHARED DISPOSITIVE POWER
              1,692,847

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
              1,692,847

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.45%

14        TYPE OF REPORTING PERSON*
              CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

ITEM 1.Security and Issuer

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Communication Intelligence Corporation (the "Issuer"). The Issuer's principal executive office is located at 275 Shoreline Drive, Suite 520, Redwood City, California 94063.

ITEM 2.   Identity and Background

          (a)-(c) The names of the persons filing this statement on Schedule 13D are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley"). Paul
E. Singer ("Singer") and Braxton Associates, L.P., a New Jersey limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

ELLIOTT

          The business address of Elliott is 712 Fifth
Avenue, 36th Floor, New York, New York  10019.

          The principal business of Elliott is to purchase, sell, trade and invest in securities.

          SINGER

              Singer's business address is 712 Fifth Avenue,
          36th Floor, New York, New York  10019.

              Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.

          BRAXTON LP

              The business address of Braxton LP is 712 Fifth
          Avenue, 36th Floor, New York, New York 10019.

              The principal business of Braxton LP is the furnishing of investment advisory services.

              The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

NAME                ADDRESS                   OCCUPATION
Paul E. Singer      712 Fifth Avenue
                    36th Floor
                    New York, New York  10019 General partner
                                              of Elliott and
                                              Braxton LP and
                                              President of
                                              Martley

Braxton Associates, 712 Fifth Avenue
Inc.                36th Floor
                    New York, New York 10019  The principal
                                              business of
                                              Braxton
                                              Associates,
                                              Inc. is serving
                                              as general
                                              partner of
                                              Braxton LP

              The name, business address, and present
          principal occupation or employment of each director and executive officer of Braxton Associates, Inc.
          are as follows:

          NAME
ADDRESSOCCUPATIONPaul E.
          Singer
712 Fifth Avenue
36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
MartleyWESTGATE

          The business address of Westgate is Westgate
International, L.P., c/o Midland Bank Trust Corporation
(Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman,
Cayman Islands, British West Indies.

          The principal business of Westgate is to purchase, sell, trade and invest in securities.

          The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

NAME:     Hambledon, Inc.

ADDRESS:  Hambledon, Inc.
          c/o Midland Bank Trust Corporation (Cayman) Limited
          P.O. Box 1109
          Mary Street
          Grand Cayman
          Cayman Islands
          British West Indies

OCCUPATION:   The principal business of Hambledon is serving
as general partner of Westgate.

          HAMBLEDON, INC.

          The name, business address, and present principal occupation or employment of each director and executive officer of Hambledon are as follows:

NAME                ADDRESS                OCCUPATION
Paul E. Singer      712 Fifth Avenue       General partner of
                    36th Floor             Elliott and
                    New York, NY 10019     Braxton LP and
                                           President of
                                           Martley

MARTLEY INTERNATIONAL, INC.

          The business address of Martley is 712 Fifth
Avenue, 36th Floor, New York, New York 10019.

          The principal business of Martley is to act as investment manager for Westgate.

          The name, business address, and present principal occupation or employment of each director and executive officer of Martley are as follows:

NAME                ADDRESS               OCCUPATION
Paul E. Singer      712 Fifth Avenue      General partner of
                    36th Floor            Elliott and Braxton
                    New York, NY 10019    LP and President
                                          of Martley

          (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) All of the natural persons listed above are citizens of the United States of America.

ITEM 3.   Source and Amount of Funds or Other Consideration

          The source and amount of funds used by Elliott in making purchases of the 5% Cumulative Convertible Preferred Stock of the Issuer ("Preferred Stock") beneficially owned by it (which Preferred Stock is convertible into the Common Stock that is the subject of this Schedule) are set forth below.

SOURCE OF FUNDS                       AMOUNT OF FUNDS
Margin account maintained at Merrill  $4,200,000
Lynch, Pierce, Fenner and Smith Inc.

          Elliott received the Warrants in exchange for its consent to certain modifications to the Registration Rights Agreement with the Issuer, pursuant to a Waiver executed by the Issuer and Elliott, Westgate and certain other parties thereto, dated March 26, 1997 and effective as of December 31, 1996.

          The source and amount of funds used by Westgate in making purchases of the Preferred Stock beneficially owned by it (which Preferred Stock is convertible into the Common Stock that is the subject of this Schedule) are set forth below.

SOURCE OF FUNDS                       AMOUNT OF FUNDS
Margin account maintained at Merrill  $2,800,000
Lynch, Pierce, Fenner and Smith Inc.

          Westgate received the Warrants in exchange for its consent to certain modifications to the Registration Rights Agreement with the Issuer, pursuant to a Waiver executed by the Issuer and Elliott, Westgate and certain other parties thereto, dated March 26, 1997 and effective as of December 31, 1996.

ITEM 4.   Purpose of Transaction

          Each of Elliott and Westgate acquired the Preferred
Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of its Preferred Stock.

          Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional Preferred Stock or Common Stock or may dispose of all or a portion of the Preferred Stock or Common Stock that it now beneficially owns or may hereafter acquire.

          Except as set forth herein, none of Elliott, Westgate or Martley has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.


ITEM 5.   Interest in Securities of the Issuer

          (a) Elliott beneficially owns 168,000 shares of Preferred Stock, convertible into 2,427,271 shares of Common Stock, and Warrants exercisable into 112,000 shares of Common Stock, constituting 5.17% of the outstanding shares of Common Stock.

          Westgate beneficially owns 112,000 shares of Preferred Stock, convertible into 1,618,180 shares of Common
Stock, and Warrants exercisable into 74,667 shares of Common
Stock, constituting 3.45% of the outstanding shares of Common
Stock.

          The percentages used herein are calculated based upon the 44,872,570 Shares of Common Stock issued and outstanding at May 14, 1997 as stated by the Issuer in its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1997 as filed with the Securities and Exchange Commission on May 15, 1997 (which is the most recent document so held by the Issuer).

          (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by it.

          Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph (b) of this Item 5 is set forth in
Item 2 above and expressly incorporated by reference herein.

          (c)  Except as set forth herein, none of the
reporting persons engaged in any transaction in the Issuer's securities during the past sixty (60) days.

          (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

              No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

          (e)  Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer

          Each of Elliott and Westgate is a party to a Registration Rights Agreement with the Issuer, dated December 31, 1996, with respect to its shares of Preferred Stock and the shares of Common Stock into which such Preferred Stock is convertible. Such Registration Rights Agreement was amended pursuant to a Waiver, dated March 26, 1997 and effective as of December 31, 1996.

                           SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:              ELLIOTT ASSOCIATES, L.P.
June 13, 1997

                    By:
                          Paul E. Singer
                          General Partner

                    WESTGATE INTERNATIONAL, L.P.

                    By:  Martley International, Inc., as
                          Investment Manager

                    By:
                          Paul E. Singer
                          President

                    MARTLEY INTERNATIONAL, INC.


                    By:
                          Paul E. Singer
                          President
                           EXHIBIT A

                    JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on
Schedule 13D with respect to the Common Stock of Communication Intelligence Corporation, dated June 13, 1997, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-2(f) under the Securities Exchange Act of 1934, as amended.

Dated as of:  June 13, 1997

ELLIOTT ASSOCIATES, L.P.        WESTGATE INTERNATIONAL, L.P.


By:                             By: Martley International,
    Paul E. Singer                    Inc.,
    General Partner                   as Investment Manager

                                   By:
                                           Paul E. Singer
                                           President

MARTLEY INTERNATIONAL, INC.


By:
          Paul E. Singer
          President